SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 20, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: August 23, 2013

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results

for the Third Quarter of Fiscal 2013

Record 3Q13 Operating Cash Flow of $12.9 Million, Up 474.6% from 3Q12

Strong Cash Receipts from Online Course Registration of US$21.7 Million in 3Q13

Net Revenue Increased by 39.3% to $18.3 million, Exceeding Company Guidance

Raising FY13 Revenue Guidance

BEIJING, China, August 20, 2013 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced financial results for the third quarter of fiscal 2013 ended June 30, 2013.

Third Quarter Fiscal 2013 Financial and Operational Highlights

•	Total course enrollments reached 648,400 in the quarter, an increase of 71.7% from the third quarter of fiscal 2012.

•	Cash receipts from online course registration increased 92.4% to a record $21.7 million.

•	Net Revenue increased by 39.3% to $18.3 million from $13.1 million in the prior year period and exceeded the Company’s 3Q13 guidance forecast range.

•	Gross profit from continuing operations increased by 47.8% to $10.1 million from $6.8 million in the prior year period. Gross margin was 55.0%, compared to 51.9% in the prior year period.

•	Operating income from continuing operations increased 143.7% to $2.5 million from $1.0 million in the prior year period.

•	Net income increased 65.6% to $2.2 million from $1.3 million in the prior year period.

•

Basic and diluted net income per American Depositary Share (“ADS”) was $0.065 and $0.064, respectively, compared to basic and diluted net income per ADS of $0.039, for the third quarter of fiscal 2012. Each ADS represents four ordinary shares.

•	Operating cash flow increased by 474.6% to $12.9 million from $2.2 million in the third quarter of fiscal 2012.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said “We are very pleased with strong levels of enrollment, revenue and profit growth in the third quarter of fiscal 2013 as we continue to enhance our student learning experience and scale our valuable learning platforms. Net revenue increased by 39.3% to $18.3 million during the period, exceeding our previous guidance, due to broad-based strong growth in our online course enrollments. Such growth once again demonstrated the robust demand for our high-quality course offerings among Chinese students.”

“As anticipated earlier this fiscal year, the delayed APQE exam timing pushed a large amount of APQE course enrollment and revenue to the second half of fiscal 2013, resulting in much higher APQE revenue for this quarter. Growth in cash receipts from online course registration, especially cash receipts from APQE, healthcare and construction engineering course enrollments continued to accelerate during the third quarter, positioning us for even stronger revenue growth in the fourth quarter. We are confident we can continue growing at a healthy pace as we further penetrate the online professional education market in our core accounting, healthcare and construction engineering segments. We also continue to make progress with the further enhancement of our mobile learning platform and development of our open platform concept to reinforce our leading position in China’s online education market.”

Ms. Ping Wei, Chief Financial Officer of CDEL, added, “We achieved strong revenue growth as student enrollment across the majority of our professional verticals continue to grow rapidly. Selling expenses were higher in the third quarter, mainly due to the increased distributor commissions from significantly higher cash receipts from online course registration in the quarter, a significant portion of which will be recognized as GAAP revenue in the later quarters. We also increased our marketing and promotional investments during the peak third quarter season to strengthen our brand visibility and grow total student enrollment.”

“We completed the third quarter with a cash and cash equivalent balance of $65.1 million. This was due to extremely strong operating cash inflow in the quarter, primarily driven by significantly higher cash receipts from online course registration generated during the quarter. Due to this strong momentum, we are raising our fiscal year 2013 total net revenue guidance to $67.8 - $68.3 million, representing year-over-year growth of 30% to 31%.”

Third Quarter Fiscal 2013 Financial Results

Net Revenue. Total net revenue from continuing operations for the third quarter of fiscal 2013 was $18.3 million, representing a year-over-year increase of 39.3% from $13.1 million in the third quarter of fiscal 2012. Net revenue from online education services, books and reference materials, and other sources contributed to 80.3%, 7.5% and 12.2% of total net revenue for the third quarter of fiscal 2013, respectively.

Net revenue from online education services was $14.7 million, an increase of 57.1% from $9.3 million in the prior year period. The increase mainly resulted from higher revenue in the Company’s accounting courses, and from healthcare and construction engineering courses.

Net revenue from books and reference materials for the third quarter of fiscal 2013 was $1.4 million, an increase of 23.6% from $1.1 million in the third quarter of fiscal 2012.

Net revenue from other sources for the third quarter of fiscal 2013 was $2.2 million, a decrease of 16.4% from $2.7 million in the third quarter of fiscal 2012. The decrease was mainly due to lower revenue in offline business start-up training courses provided by Zhengbao Yucai and other offline supplementary training courses, and platform production services.

Cost of Sales. Cost of sales from continuing operations for the third quarter of fiscal 2013 was $8.2 million, representing an increase of 30.3% from $6.3 million for the third quarter of fiscal 2012. The increase in cost of sales was mainly due to increased salaries and related expenses, lecturer fees, and other miscellaneous expenses.

Gross Profit. Gross profit from continuing operations for the third quarter of fiscal 2013 was $10.1 million, an increase of 47.8% from $6.8 million in the prior year period. Gross margin was 55.0%, compared to 51.9% in the third quarter of fiscal 2012 due to relatively lower growth in server management fees, lecturer fees, cost of books and reference materials, rental and related expenses and depreciation and amortization. The increase in gross margin was partially offset by a relatively faster increase in salaries and related expenses and other miscellaneous expenses.

Operating expenses. Total operating expenses from continuing operations for the third quarter of fiscal 2013 were $7.6 million, an increase of 30.3% from $5.8 million in the prior year period.

Selling expenses from continuing operations amounted to $5.1 million for the third quarter of fiscal 2013, an increase of 45.9% from $3.5 million in the prior year period. The increase in selling expenses was primarily driven by increased salaries and related expenses and increased advertising and promotional activities during peak enrollment season.

General and administrative expenses from continuing operations were $2.4 million in the third quarter of fiscal 2013, an increase of 6.4% from $2.3 million in the prior year period. The increase in general and administrative expenses was primarily driven by increased salaries and related expenses. This increase was partially offset by a reversal of provision for doubtful debts as the Company continues to collect fully-provided receivables that were over 360 days.

Income Tax Expense. Income tax expenses for the third quarter of fiscal 2013 were $620 thousand, compared to $260 thousand in the prior year period. The increase in income tax expenses was primarily due to the increase of taxable income.

Net Income from continuing operations. Net income from continuing operations increased 98.5% to $2.2 million for the third quarter of fiscal 2013, compared to $1.1 million in the prior year period.

Net Income. Net income was $2.2 million for the third quarter of fiscal 2013, representing an increase of 65.6% from $1.3 million in the prior year period. Net income margin was 12.0%, compared to 10.1% in the prior year period.

Operating Cash Flow. Net operating cash inflow was $12.9 million for the third quarter of fiscal 2013, compared to $2.2 million in the prior year period, primarily as a result of increased net income generated in the quarter, a significant increase in deferred revenue and refundable fees due to the high amount of cash received from online course registration, increase in accrued expenses and other liabilities, and income tax payable, and a decrease in prepayment and other current assets. This inflow was partially offset by the increase in deferred cost.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of June 30, 2013 rose to $65.9 million compared to $53.0 million as of March 31, 2013 mainly due to robust cash flow generated from operating activities in the quarter.

Outlook

For the fourth quarter of fiscal 2013, the Company estimates total net revenue from continuing operations in the range of $23.5-$24.0 million, representing year-over-year growth of approximately 40%-43%.

For the 2013 fiscal year, the Company is raising its guidance of total net revenue from continuing operations to a range of $67.8-$68.3 million, representing year-over-year growth of approximately 30%-31%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Conference Call

The Company will host a conference call at 8:30 a.m. Eastern Time on August 21, 2013 to discuss its third quarter fiscal 2013 financial results and recent development. The conference call may be accessed by calling 1-855-298-3404 (US), 1-631-5142-526 (International), 400-120-0539 (China), 800-905-927 (Hong Kong), or 44-(0)20-3078-7622 (UK). The passcode is CDEL or DL.

A telephone replay will be available shortly after the call until August 28, 2013 at 1-866-846-0868 (US), 61-2-9641-7900 (International), 400-184-2240 (China), 800-966-697 (Hong Kong), or 0800-169-7301 (UK). The conference ID is 6830509.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The online courses offered by the Company are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses and offline business start-up training courses. For further information please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fiscal year 2013, the fourth quarter of the fiscal year 2013 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (including the Company’s open-platform strategy), contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations: Bill Zima ICR Inc. Tel: +1 646-328-2550

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2012	June 30, 2013
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	49,723	65,107
Term deposit	7,956	815
Restricted cash	6	6
Accounts receivable, net of allowance for doubtful accounts of US$2,092 and US$1,679 as of September 30, 2012 and June 30, 2013, respectively	4,081	4,394
Inventories	658	856
Prepayment and other current assets	3,573	4,339
Deferred tax assets, current portion	1,856	1,939
Deferred cost	1,795	1,970

Total current assets	69,648	79,426

Non-current assets:
Property, plant and equipment, net	9,676	10,433
Goodwill	7,511	7,690
Other intangible assets, net	1,929	1,561
Deposit for purchase of non-current assets	131	148
Other non-current assets	1,091	1,375

Total non-current assets	20,338	21,207

Total assets	89,986	100,633

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$8,789 and US$12,758 as of September 30, 2012 and June 30, 2013, respectively)	9,636	13,687
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,319 and US$2,361 as of September 30, 2012 and June 30, 2013, respectively)	2,627	2,925
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$9,408 and US$24,831 as of September 30, 2012 and June 30, 2013, respectively)	9,450	24,947
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,524 and US$4,003 as of September 30, 2012 and June 30, 2013, respectively)	3,524	4,003

Total current liabilities	25,237	45,562

Non-current liabilities:
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2012 and June 30, 2013, respectively)	132	421

Total non-current liabilities	132	421

Total liabilities	25,369	45,983

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2012 and June 30, 2013, respectively; Authorized – 480,000,000 shares at September 30, 2012 and June 30, 2013; Issued and outstanding – 134,386,849 and 135,429,741 shares at September 30, 2012 and June 30, 2013, respectively)	13	14
Additional paid-in capital	61,777	46,425
Accumulated other comprehensive income	4,922	5,842
Retained Earnings/(Cumulative deficits)	(2,095)	2,369

Total China Distance Education Holdings Limited shareholders’ equity	64,617	54,650

Total equity	64,617	54,650

Total liabilities and equity	89,986	100,633

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2012	2013

Sales, net of business tax, value-added tax and related surcharges:
Online education services	9,349	14,689
Books and reference materials	1,105	1,366
Others	2,674	2,236

Total net revenues	13,128	18,291

Cost of sales
Cost of services	(5,653)	(7,567)
Cost of tangible goods sold	(667)	(665)

Total cost of sales	(6,320)	(8,232)

Gross profit	6,808	10,059

Operating expenses
Selling expenses	(3,511)	(5,122)
General and administrative expenses	(2,283)	(2,430)

Total operating expenses	(5,794)	(7,552)
Other operating income	16	3

Operating income	1,030	2,510

Interest income	318	340
Exchange gain (loss)	20	(31)

Income before income taxes	1,368	2,819
Less: Income tax expense	(260)	(620)

Net income from continuing operations attributable to China Distance Education Holdings Limited	1,108	2,199

Net income from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	220	—

Net income attributable to China Distance Education Holdings Limited	1,328	2,199

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.008	0.016
Basic from discontinued operations	0.002	—

Basic	0.010	0.016

Diluted from continuing operations	0.008	0.016
Diluted from discontinued operations	0.002	—

Diluted	0.010	0.016

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.033	0.065
Basic from discontinued operations	0.006	—

Basic	0.039	0.065

Diluted from continuing operations	0.033	0.064
Diluted from discontinued operations	0.006	—

Diluted	0.039	0.064

Weighted average shares used in calculating net income per share:
Basic	135,517,710	135,319,720
Diluted	136,077,742	136,511,524